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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 49711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

CUSO FINANCIAL SERVICES, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10455 SORRENTO VALLEY ROAD, SUITE 210
(No. And Street)

SAN DIEGO	CA	92121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

YUBIE ASGHEDOM (858) 530-4426
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

PKF
(Name - *if individual state last, first, middle name*)

2020 CAMINO DEL RIO N., STE. 500	SAN DIEGO	CA	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, AMY BEATTIE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CUSO FINANCIAL SERVICES, L.P., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CHIEF OPERATING OFFICER

Title

Notary Public 11/22/10


LEANNE S. HOWARD
Commission # 1707960
Notary Public - California
San Diego County
My Comm. Expires Dec 1, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUSO FINANCIAL SERVICES, LP

ANNUAL FILING IN ACCORDANCE
WITH RULE 17A-5

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

CUSO FINANCIAL SERVICES, LP

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

To the Partners of
CUSO Financial Services, LP
San Diego, California

We have audited the accompanying statements of financial condition of CUSO Financial Services, LP (the "Partnership") as of December 31, 2009 and 2008 and the related statements of operations, changes in partners' capital, and cash flows for the years then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CUSO Financial Services, LP as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

San Diego, California
February 16, 2010

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

CUSO FINANCIAL SERVICES, LP
STATEMENTS OF FINANCIAL CONDITION
December 31, 2009 and 2008

	2009	2008
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 16,998,978	$ 12,249,319
Receivables from clearing firm	2,709,323	1,727,496
Securities - held to maturity	252,463	6,249,384
Securities - available for sale	750,000	250,000
Securities - trading	-	6,438
Deposits with clearing organizations	255,000	255,000
Other receivables	410,597	388,175
Current portion of notes receivable	53,542	55,313
Other assets and deposits	632,270	571,233
Total current assets	22,062,173	21,752,358
Notes receivable, net of current portion	50,000	100,000
Property and equipment, net	1,072,417	956,234
Total assets	$ 23,184,590	$ 22,808,592
LIABILITIES AND PARTNERS' CAPITAL		
CURRENT LIABILITIES		
Accounts payable	$ 828,408	$ 750,568
Accrued commissions	4,265,733	2,624,311
Due to affiliate	110,692	143,050
Deposits in transit	3,116	3,116
Other accrued liabilities	1,267,001	1,360,562
Total liabilities	6,474,950	4,881,607
Commitments and contingencies (Note 7)		
PARTNERS' CAPITAL	16,709,640	17,926,985
Total liabilities and partners' capital	$ 23,184,590	$ 22,808,592

The accompanying notes are an integral part of these financial statements.

CUSO FINANCIAL SERVICES, LP
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Commissions and clearing	$ 66,324,837	$ 69,238,756
Marketing assistance	1,402,172	1,802,968
Interest	1,543,864	2,292,871
Other	3,019,032	2,675,542
Total revenues	72,289,905	76,010,137
Expenses:		
Commissions and clearing	55,361,086	58,138,248
Employee compensation and benefits	9,501,248	9,326,861
Outside services	2,338,472	2,250,928
Occupancy and related depreciation	903,257	696,973
Meetings and conferences	652,113	871,630
Communication and technology	373,403	363,449
Travel and entertainment	231,329	271,166
Other	221,848	186,068
Insurance	195,732	163,313
Office supplies and printing	136,539	130,342
Taxes, licenses, and registration fees	122,939	99,943
Advertising and market development	72,956	107,857
Interest and bank charges	29,891	11,901
Total expenses	70,140,813	72,618,679
Net income	$ 2,149,092	$ 3,391,458

The accompanying notes are an integral part of these financial statements.

CUSO FINANCIAL SERVICES, LP
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
For the Years Ended December 31, 2009 and 2008

Balance at December 31, 2007	$ 22,519,497
Capital contribution	115,000
Capital distributions	(8,000,000)
Deferred compensation	(98,970)
Net income	3,391,458
Balance at December 31, 2008	17,926,985
Capital accounts redeemed	(345,000)
Capital distributions	(3,000,000)
Deferred compensation	(21,437)
Net income	2,149,092
Balance at December 31, 2009	$ 16,709,640

The accompanying notes are an integral part of these financial statements.

CUSO FINANCIAL SERVICES, LP
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 2,149,092	$ 3,391,458
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	448,050	326,618
Accrued interest on notes receivable	(3,542)	(28,832)
Loss on sale and disposition of fixed assets	4,677	17,800
Realized gain on securities	6,316	27,767
Deferred compensation	(21,437)	(98,970)
Decrease (increase) in assets:		
Receivables from clearing firm	(981,827)	321,549
Other receivables	(22,422)	(53,813)
Other assets and deposits	(62,099)	(13,100)
Increase (decrease) in liabilities:		
Accounts payable	77,840	212,645
Accrued commissions	1,641,422	(1,153,122)
Due to affiliate	(32,358)	91,623
Other accrued liabilities	(93,561)	281,754
Net cash provided by operating activities	3,110,151	3,323,377
CASH FLOWS FROM INVESTING ACTIVITIES:		
Securities owned - proceeds	6,968,666	15,077,140
Securities owned - purchases	(1,471,623)	(6,752,934)
Repayments on notes receivable	56,375	713,000
Capital expenditures	(568,910)	(620,226)
Net cash provided by investing activities	4,984,508	8,416,980
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital redemptions	(345,000)	-
Capital contribution	-	115,000
Capital distributions	(3,000,000)	(8,000,000)
Net cash used in financing activities	(3,345,000)	(7,885,000)
Net increase in cash and cash equivalents	4,749,659	3,855,357
Cash and cash equivalents at the beginning of the year	12,249,319	8,393,962
Cash and cash equivalents at the end of the year	$ 16,998,978	$ 12,249,319

The accompanying notes are an integral part of these financial statements.

CUSO FINANCIAL SERVICES, LP
STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2009 and 2008

	2009	2008
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Taxes	$ 32,675	$ 21,235
Interest	$ 771	$ 1,803

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

The Partnership

CUSO Financial Services, LP (the "Partnership") is a registered broker-dealer and investment advisor licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). CUSO Financial Services, Inc. ("General Partner") is the general partner of the Partnership. The Partnership provides broker-dealer and investment advisory services exclusively to credit unions and credit union service organizations as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 2 - ACCOUNTING POLICIES

Estimates

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Security transactions and the related commissions revenue are recorded on a trade date basis.

New Accounting Pronouncements

The Partnership adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") and the Hierarchy of Generally Accepted Accounting Principles ("GAAP"), which became the single official source of authoritative, nongovernmental GAAP. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the SEC. All other literature became non-authoritative. ASC is effective for financial statements issued for interim and annual periods ending after September 15, 2009.

Management has evaluated subsequent events, as defined by ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 16, 2010.

NOTE 2 - ACCOUNTING POLICIES (continued)

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, *Fair Value Measurements and Disclosures* (ASC 820*) - Measuring Liabilities at Fair Value*." ASU No. 2009-05 amends *Fair Value Measurements and Disclosures - Overall* and provides clarification for the fair value measurement of liabilities. ASU No. 2009-05 is effective for the first reporting period including interim period beginning after issuance. The Partnership does not expect the adoption of ASU No. 2009-05 to have a material impact on its financial statements.

On January 2010, the FASB issued ASU No. 2010-06, *Improving Disclosures about Fair Value Measurements.* ASU No. 2010-06 amends *Fair Value Measurements and Disclosures* (ASC 820) and provides disclosures relating to the transfers in and out of Levels 1 and 2 and activities within Level 3. ASU No. 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances, and settlements in the rollforward of Level 3 activity, which are effective for fiscal years beginning after December 15, 2010, and interim periods within those years. The Partnership does not expect the adoption of ASU No. 2010-06 to have a material impact on its financial statements.

Securities Owned

The Partnership accounts for its investments in accordance with ASC 320, *Investments Debt and Equity Securities*, which requires investments to be classified into the following three categories: held-to-maturity, trading, or available-for-sale. Held-to-maturity securities are presented at amortized cost. Unrealized gains and losses on trading securities are included in earnings. Unrealized gains and losses on available-for-sale securities are reported in a separate component of partners' capital.

Income Taxes

Income taxes, if any, are the liability of the individual partners. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. A provision has been made for the minimum state franchise tax.

The Partnership has adopted the uncertain tax provisions of ASC 740, *Income Taxes*. This addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740, the Partnership may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on the de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. At the date of adoption, and as of December 31, 2009, the Partnership does not have a liability for unrecognized tax uncertainties.

NOTE 2 - ACCOUNTING POLICIES (continued)

The Partnership's policy is to record interest and penalties on uncertain tax provisions as income tax expense. As of December 31, 2009, the Partnership has no accrued interest or penalties related to uncertain tax positions.

Concentration of Credit Risk

The Partnership maintains cash balances with various financial institutions. At December 31, 2009 and 2008, accounts at each bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2009 and 2008, the Partnership had uninsured cash balances of $15,891,947 and $11,729,053, respectively. Management performs periodic evaluations of the relative credit standing of these institutions. The Partnership has not sustained any material credit losses from these institutions.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Fair Value Measurements

The carrying values reflected in the statements of financial condition at December 31, 2009 and 2008 reasonably approximate the fair values for financial instruments in accordance with ASC 820, *Fair Value Measurements and Disclosures*, which requires assets and liabilities to be measured at fair value and segregated into one of three levels.

Level 1 – Quoted prices in active markets (examples include NYSE, NASDAQ, etc.) for assets identical to the securities to be valued. If a Level 1 input is available, it must be used.

Level 2 – Inputs other than quoted prices that are observable for securities, either directly or indirectly. (Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risks, etc.; quoted prices for similar assets in active markets, and inputs derived from observable market data correlation or other means.)

Level 3 – Unobservable inputs, which contain assumptions by the party valuing those assets. For Level 3 inputs, there is no market data or correlations with market assumptions. (Examples would include financial forecast, cash flows or earnings developed using the reporting entity's own data if there is no information reasonably available without undue cost, etc.)

In making such assessment, the Partnership has utilized quoted prices in active markets for identical assets (Level 1), and significant other observable inputs (Level 2), as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2009 and 2008.

NOTE 2 - ACCOUNTING POLICIES (continued)

Reclassifications

Certain amounts related to prior year's presentation have been reclassified to conform to current year's presentation.

NOTE 3 - SECURITIES

At December 31, 2009 and 2008, the Partnership held investments in marketable securities that were classified as held-to-maturity, available-for-sale, and trading and consisted of the following:

Held-to-maturity	2009			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Municipal bonds	$ 252,463	$ -	$ (550)	$ 251,913

Contractual maturities of held-to-maturity securities at December 31, 2009 are as follows:

Due in one year or less	$ 252,463
Total investments in held-to-maturity	$ 252,463

Available-for-sale securities at December 31, 2009 consist of equity investments and are carried at $750,000, which approximates fair value.

At December 31, 2009, there were no investments in trading securities.

Held-to-maturity	2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Treasuries and certificates of deposit	$ 6,249,384	$ 23,500	$ -	$ 6,272,884

Contractual maturities of held-to-maturity securities at December 31, 2008 are as follows:

Due in one year or less	$ 6,249,384
Total investments in held-to-maturity	$ 6,249,384

NOTE 3 – SECURITIES (continued)

Available-for-sale securities at December 31, 2008 consist of an equity investment and is carried at $250,000, which approximates fair value.

Trading securities at December 31, 2008 consist of mutual funds carried at $6,438, which approximates fair value.

At December 31, 2009 and 2008, the Partnership held investments in marketable securities that were classified at Level 1 and Level 2, and consist of the following in accordance with ASC 820:

		Fair Value Measurements at Reporting Date Using	
	December 31, 2009	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Available-for-sale securities	$ 750,000	$ -	$ 750,000

		Fair Value Measurements at Reporting Date Using	
	December 31, 2008	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Available-for-sale securities	$ 250,000	$ -	$ 250,000
Trading securities	6,438	6,438	-
	$ 256,438	$ 6,438	$ 250,000

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the depreciable assets which range from three to seven years. Leasehold improvements are amortized over the life of the lease. Maintenance costs are considered period costs and are expensed when incurred. Property and equipment consists of the following at December 31:

	2009	2008
Furniture and fixtures	$ 159,733	$ 159,733
Software	2,338,307	2,286,547
Computers and equipment	1,491,163	1,043,940
Leasehold improvements	158,889	118,302
	4,148,092	3,608,522
Less: Accumulated depreciation and amortization	(3,075,675)	(2,652,288)
Total furniture and equipment, net	$ 1,072,417	$ 956,234

Depreciation and amortization expense was $448,050 and $326,618 for the years ended December 31, 2009 and 2008, respectively.

NOTE 5 - OTHER ACCRUED LIABILITIES

	2009	2008
Employee benefits	$ 1,097,840	$ 1,228,030
FINRA fees payable	158,000	124,989
Other	11,161	7,543
	$ 1,267,001	$ 1,360,562

NOTE 6 - NET CAPITAL REQUIREMENTS

The Partnership is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Partnership maintain minimum net capital of $250,000 or 6 and 2/3% of aggregated indebtedness (approximately $432,000 at December 31, 2009), whichever is higher. At December 31, 2009 and 2008, the Partnership had net capital of $12,401,761 and $14,593,810 respectively, in excess of the required minimum net capital and the ratios of aggregate indebtedness to net capital were 0.5 to 1 and 0.33 to 1, respectively.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Line of Credit

The Partnership has a $500,000 unsecured line of credit with a bank at the bank's prime lending rate. As of December 31, 2009 and 2008, there were no draws against the line of credit.

Lease Commitment

The Partnership leases its primary facility under a non-cancelable operating lease with a related party, Black Diamond Services, Inc. This lease commenced on December 1, 2004 and expires December 1, 2014. The Partnership generally pays taxes, insurances, and maintenance expenses related to the leased facilities.

The Partnership rents 2,540 square feet from an affiliate, Sorrento Pacific Financial, LLC ("SPF") for approximately $4,155 per month. This lease commenced on July 1, 2007 and expires on June 30, 2010.

The Partnership leases other facilities and equipment on a short-term basis. Rent expense was $324,701 and $293,937 for the years ended December 31, 2009 and 2008, respectively.

Future minimum lease commitments under the non-cancelable operating leases are as follows:

Year Ending December 31	Total
2010	$ 258,957
2011	225,822
2012	225,822
2013	225,822
2014	207,003
	$ 1,143,426

Litigation

The Partnership is not involved in any material claims or litigation. Management does not believe there are claims that would have a material effect on the financial statements of the Partnership.

NOTE 7 - COMMITMENTS AND CONTINGENCIES (continued)

Other

The Partnership has signed a perpetual license and development agreement for monthly maintenance and development pertaining to the Partnership's software trading system. Under the terms of this agreement, the Partnership pays costs pertaining to upgrades and modifications in addition to specified monthly fees for maintenance and ordinary development services. This agreement is cancelable with one year written notification and provides for a continued monthly user fee while the software is being utilized by the Partnership.

NOTE 8 - PARTNERSHIP AGREEMENT

The Partnership Agreement ("Agreement") sets forth the rights and obligations of the general and limited partners. The Partnership commenced on January 1, 1997 and shall terminate, unless the partners agree otherwise, ninety days following the Partnership's withdrawal as a broker-dealer from the FINRA. Under the Agreement, the General Partner shall receive 25% and the limited partners, in aggregate, shall receive 75% of any distributions and allocations. However, any portion of such allocations that would cause a negative capital account balance shall be allocated proportionally among those partners with positive balances. The Partnership first, then the limited partners and finally the General Partner shall have the right of first refusal relating to the sale of any limited partnership interest to a qualified party. Limited partners shall not be required to make additional capital contributions.

NOTE 9 - RELATED PARTY TRANSACTIONS

Expense Agreement

The Partnership has an expense agreement with the General Partner which provides that the General Partner shall pay certain overhead costs for the benefit of the Partnership. The Partnership is in no way obligated to repay the General Partner; but, at its sole discretion, it may repay the General Partner providing that such repayment would not result in the Partnership falling below 120% of its minimum net capital requirement. As of December 31, 2009 and 2008, the Partnership owed the General Partner $110,692 and $143,050, respectively.

The Partnership is involved in certain related party transactions with SPF. For the years ended December 31, 2009 and 2008, administrative and consulting services income was $92,387 and $63,180, respectively.

NOTE 9 - RELATED PARTY TRANSACTIONS (continued)

Financial Services Agreement

The Partnership has financial services agreements with credit unions and credit union service organizations ("CUSO"). Under these agreements, the Partnership provides broker-dealer services to CUSO/Credit Union members. The Partnership shall receive any commissions and fees from these services and pay the CUSO/Credit Unions for the access to customers and the use of facilities, personnel, and other services. The CUSO/Credit Unions shall also reimburse the Partnership for any out-of-pocket expenses.

Loans

During January 2004, the Partnership loaned a total of $400,000 to two officers of the General Partner. The loans bear interest at 4.25% per annum, require annual payments of $25,000 plus accrued interest and are due on March 31, 2011. As of December 31, 2009 and 2008, the balance on these loans amounted to $103,542 and $155,313, respectively.

Leases

See Note 7.

NOTE 10 - EMPLOYEE 401(k) SAVINGS PLAN

The Partnership has a 401(k) savings plan (the "Plan") covering all eligible employees. The Plan provides for voluntary employee contributions up to a dollar limit prescribed by law. The Partnership may make a discretionary profit sharing contribution to the Plan. Total contributions were $175,000 and $265,029 for the years ended December 31, 2009 and 2008, respectively.

NOTE 11 - DEFERRED COMPENSATION BONUS AGREEMENT

On January 1, 2005, the Partnership created a deferred compensation bonus agreement ("Bonus") to reward long-term employees for their long-term dedication and as a competitive edge over other firms. Under this agreement, the Bonus would be paid out only if the employee severs employment due to normal retirement, death, or an asset sale of the Partnership. As of December 31, 2009 and 2008, the balance for the deferred compensation bonus agreement was $215,482 and $194,045, respectively, and is included in partners' capital.

SUPPLEMENTARY INFORMATION

CUSO FINANCIAL SERVICES, LP
SCHEDULE I
COMPUTATIONS OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2009 and 2008

	2009	2008
Partners' capital	$ 16,709,640	$ 17,926,985
Less non-allowable assets:		
Other receivables and receivables from clearing firm	(1,298,486)	(1,034,412)
Securities - available for sale	(750,000)	(250,000)
Other assets and deposits	(632,270)	(571,233)
Related party notes receivable	(103,542)	(155,313)
Furniture, equipment and leasehold improvements	(1,072,417)	(956,234)
Non-allowable assets	(3,856,715)	(2,967,192)
Less other deductions and/or charges	(179)	(328)
Net capital before charges on security positions	12,852,746	14,959,465
Less charges on security positions:		
Debt securities	(630)	(33,906)
Other securities	-	(966)
Money market funds	(18,691)	(5,343)
Charges on security positions	(19,321)	(40,215)
Net capital	$ 12,833,425	$ 14,919,250

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

	2009	2008
Minimum net capital required (6-2/3 % of aggregate indebtedness or $250,000, whichever is greater)	$ 431,664	$ 325,440
Net capital in excess of amount required	$ 12,401,761	$ 14,593,810
Aggregate indebtedness	$ 6,474,950	$ 4,881,607
Ratio of aggregate indebtedness to net capital	0.5 to 1	0.33 to 1

Note: There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA as of December 31, 2009 and 2008.

CUSO FINANCIAL SERVICES, LP
SCHEDULE II
COMPUTATIONS OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2009 and 2008

A computation of reserve requirement is not applicable to CUSO Financial Services, LP, as the Partnership qualifies for exemption under Rule 15c3-3(k)(2)(ii).

CUSO FINANCIAL SERVICES, LP
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009 and 2008

Information relating to possession or control requirements is not applicable to CUSO Financial Services, LP, as the Partnership qualifies for exemption under the Rule 15c3-3 (k)(2)(ii).

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Certified Public Accountants
A Professional Corporation

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INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Partners of
CUSO Financial Services, LP
San Diego, California

In planning and performing our audit of the CUSO Financial Services, LP (the "Partnership") financial statements, as of and for the years ended December 31, 2009 and 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Partnership financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



San Diego, California
February 16, 2010

PKF
Certified Public Accountants
A Professional Corporation